FORM  53-901.F

     SECURITIES  ACT

     MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  ACT

ITEM  1.          REPORTING  ISSUER
                  -----------------

     TERRA  NOVA  GOLD  CORP.
1360  -  605  Robson  Street
Vancouver,  BC  V6B  5J3

ITEM  2.          DATE  OF  MATERIAL  CHANGE
                  --------------------------

     May  20,  2003.

ITEM  3.          PRESS  RELEASE
                  --------------

News release dated May 20, 2003 was issued in Vancouver, BC and disseminated through Canada Stockwatch and Market News.

ITEM  4.          SUMMARY  OF  MATERIAL  CHANGE
                  -----------------------------

The Issuer announces that mobilization is underway for a Phase I, 1,600 metre drill program on the Cape Ray Gold Project located in southwest Newfoundland. All of the drilling in the program will focus on the 04 deposit, where previous owners carried out over 9,000 metres of drilling in 35 holes, and identified two principal veins (the 'A' and 'B' veins) with significant gold mineralization. Phase I drilling is expected to begin within a week, as more particularly described below.

ITEM  5.          FULL  DESCRIPTION  OF  MATERIAL  CHANGE
                  ---------------------------------------

The Issuer announces that mobilization is underway for a Phase I, 1,600 metre drill program on the Cape Ray Gold Project located in southwest Newfoundland. All of the drilling in the program will focus on the 04 deposit, where previous owners carried out over 9,000 metres of drilling in 35 holes, and identified two principal veins (the 'A' and 'B' veins) with significant gold mineralization. Phase I drilling is expected to begin within a week.

In 1990, Kilborn Engineering prepared a feasibility study for a previous owner that included the 04 deposit. The report quoted a geological in situ drill indicated mineral inventory at the 04 deposit of 600,000 tonnes of 7.2 g/t gold to a depth of 300 metres. The tonnage and grade were calculated at a minimum mining width of 1.5 metres and a cut-off grade of 3.4 g/t gold. Based on drill spacing, the tonnage estimates at the 04 deposit could be classified as indicated resources, however, management has classified the estimates as inferred resources, based on the uncertain economic viability of the 04 deposit at this time.

The Issuer has recently re-modeled the 04 deposit with a 3D modeling program and has designed a Phase I program with the following objectives:

1)     Test  the  down-plunge  extensions  of  the  A  and  B  veins;
2)     Test  the  up-plunge  extension  of  the  B  vein;
3)     Test  down  dip  and up dip of several sections of the A and B veins that
appear  to  have               significant potential to increase the size of the
veins.

The Cape Ray Gold Project is an advanced stage exploration project with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit;
3)  the  Isle  aux Morts claim group, which contains the Isle aux Morts deposit.

Drilling on the Isle aux Morts area in late 2002 was focused on determining the open pit potential of the Isle aux Morts deposit. Five of the holes were drilled into the known Isle aux Morts deposit, all of which intersected gold mineralization both in quartz veins and pyritic sediments. The best intersection in quartz vein, and the best drill intersection at Isle aux Morts to date, is 17.76 g/t gold over 6.8 metres including 47.22 g/t gold over 2.0 metres. The best intersection in the altered pyritic sediments is 3.74 g/t gold over 8.0 metres.

The Issuer has received support from the Government of Newfoundland & Labrador in the form of a $78,830.00 grant under its Junior Company Exploration
Assistance Program. The grant will partially reimburses expenditures on the upcoming drill program at the 04 deposit.

Kerry Sparkes, Director of the Issuer, is the designated Qualified Person responsible for the exploration program on the property and the person responsible for the technical information in this news release.

ITEM  6.          RELIANCE  ON  SECTION  85(2)  OF  THE  ACT
                  ------------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

     N/A.

ITEM  7.          OMITTED  INFORMATION
                  --------------------

     N/A.

ITEM  8.          SENIOR  OFFICERS
                  ----------------

     HARVEY  KEATS
President          Telephone:  (604)  684-6535

ITEM  9.          STATEMENT  OF  SENIOR  OFFICER
                  ------------------------------

The  foregoing  accurately  discloses  the  material  change referred to herein.

DATED  at  Vancouver,  British  Columbia,  this  20th  day  of  May,  2003.

TERRA  NOVA  GOLD  CORP.

Per:

"Harvey  Keats"
---------------
Harvey  Keats,
President